UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1
_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

LATIN AMERICA VENTURES, INC.
(Exact name of registrant as specified in its corporate charter)

000-53132
(Commission File No.)

Nevada	26-1516355
(State of Incorporation)	(IRS Employer Identification No.)

Jorge Canning 1410
Ñuñoa, Santiago
Republic of Chile
(Address of principal executive offices)

+(56) (02) 813 1087
(Registrant's telephone number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

LATIN AMERICA VENTURES, INC.
Jorge Canning 1410
Ñuñoa, Santiago
Republic of Chile

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 17, 2010 to the holders of record at the close of business on May 11, 2010 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Latin America Ventures, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated May 12, 2010, among the Company, Minera Licancabur, S.A., a Chilean company (“Minera”), and shareholders of Minera signatory thereto (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on May 12, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Latin America Ventures, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on May 14, 2010.

On the Record Date, 4,800,500 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On May 12, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired 99.9% of the issued and outstanding shares of the capital stock of Minera from its shareholders in exchange for 6,000,000 shares of Common Stock. As a condition precedent to the consummation of the Share Exchange Agreement, on May 12, 2010, we also entered into a cancellation agreement with Halter Financial Investments, L.P. (“HFI”) and Mr. Pierre Galoppi, whereby HFI and Mr. Galoppi agreed to the cancellation of an aggregate of 3,600,500 shares of our common stock owned by them. As a result of these transactions, the former shareholders of Minera became the owners of approximately 83.33% of our issued and outstanding Common Stock, resulting in a change of control of the Company.

On the Closing Date, Mr. Pierre Galoppi submitted his resignation from our Board of Directors and appointed Messrs. Jorge Osvaldo Orellana Orellana, Jorge Fernando Pizarro Arriagada, Iván Orlando Vergara Huerta, J. Christopher McLean and Gerald Pascale to our Board of Directors. Mr. Orellana’s appointment became effective on the Closing Date, while Mr. Galoppi’s resignation and the remaining appointments will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at Jorge Canning 1410, Ñuñoa, Santiago, Chile.

Name and Address of Beneficial Owner	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Jorge Osvaldo Orellana Orellana	0	*	3,888,000(3)	41.52%
Alain Orellana Sejas	0	*	0	*
Jose Luis Munoz Aviles	0	*	0	*
J. Christopher McLean	0	*	0	*
Pierre Galoppi 5521 Riviera Drive Coral Gables, FL 33146	3,600,100	74.99%	0	*
All officers and directors as a group (5 persons named above)	3,600,100	74.99%	3,888,000(3)	41.52%
5% Security Holders
Inversiones Orellana uno Ltda. (3)	0	*	3,888,000	41.52%
Inversiones Pizarro Rodríguez uno Ltda.(4)	0	*	1,662,000	17.75%
Pierre Galoppi 5521 Riviera Drive Coral Gables, FL 33146	3,600,100	74.99%	0	*
Halter Financial Investments, L.P. (5) 174 FM 1830 Argyle, TX 76226	985,504	20.53%	985,104	10.52%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 4,800,500 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 9,364,593 shares of Common Stock issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of May 13, 2010).

(3)

Includes 3,888,000 shares held by Inversiones Orellana uno Ltda. Mr. Jorge Osvaldo Orellana Orellana is the sole shareholder of Inversiones Orellana uno Ltda and has voting and investment control over the securities held by it.

(4)	Mr. Jorge Fernando Pizarro Arriagada is the sole shareholder of Inversiones Pizarro Rodríguez uno Ltda. and has voting and investment control over the securities held by it.

(5)

HFI is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner. The limited partners of HFI are: (i) TPH Capital, LP., a Texas limited partnership of which TPH Capital GP, LLC, a Texas limited liability company, or TPH GP, is the general partner and Timothy P. Halter is the sole member of TPH GP, (ii) Bellifield, LP, a Texas limited partnership of which Bellifield Capital Management, LLC, a Texas limited liability company, or Bellifield LLC, is the sole general partner and David Brigante is the sole member of Bellifield LLC; (iii) Colhurst Capital LP, a Texas limited partnership of which Colhurst Capital GP LLC, a Texas limited liability company, or Colhurst LLC, is the general partner and George L. Diamond is the sole member of Colhurst LLC; and (iv) Rivergreen Capital, LLC, a Texas limited liability company, of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one member, Mr. Pierre Galoppi, who was elected to serve until his successor is duly elected and qualified. Ms. Galoppi has submitted a letter of resignation and Messrs. Jorge Osvaldo Orellana Orellana, Jorge Fernando Pizarro Arriagada, Iván Orlando Vergara Huerta, J. Christopher McLean and Gerald Pascale have been appointed to our Board of Directors. Mr. Orellana’s appointment became effective on the Closing Date, while Mr. Galoppi’s resignation and the remaining appointments will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position
Jorge Osvaldo Orellana Orellana	52	Chairman, Chief Executive Officer, President and Secretary
Alain Orellana Sejas	27	Chief Operating Officer
Jose Luis Munoz Aviles	49	Chief Financial Officer and Treasurer
J. Christopher McLean (1)	36	Executive VP Finance and Director
Jorge Fernando Pizarro Arriagada (1)	50	Director
Iván Orlando Vergara Huerta (1)	53	Director
Gerald Pascale (1)	40	Director
Pierre Galoppi (2)	49	Director

(1)	Will become a director on the Effective Date.

(2)	Former President, Chief Financial Officer and Secretary prior to May 12, 2010 and current director until the Effective Date.

Jorge Osvaldo Orellana Orellana. Mr. Orellana became our Chairman, Chief Executive Officer and President upon closing of the reverse acquisition of Minera on May 12, 2010. Mr. Orellana has over twenty-five years of mining experience in Chile, including fifteen years in the employ of Codelco, the Chilean state-owned copper producing entity, first as an exploration geologist, and subsequently as Exploration Manager. Prior to co-founding Minera in January, 2008, he was affiliated with Northern Chile Ltda. from late 2001 until mid-2008, which reclaimed copper tailings and performed environmental remediation services at the Chuquicamata site. Mr. Orellana operated a mining consultancy known as Geominco from 1998 until late 2001, providing services to a number of international mining companies operating in Chile. He received a degree in geology from Universidad Catolica del Norte, in Antofagasta, Chile. Mr. Orellana is also a developer of commercial and residential real estate projects in Chile.

Alain Orellana Sejas. Mr. Sejas became our Chief Operating Officer upon closing of the reverse acquisition of Minera on May 12, 2010 and also serves as Minera’s Chief Operating Officer, primarily responsible for the construction and operation of our MINI plants. Mr. Sejas joined Minera in June, 2009, bringing his construction management expertise, having been associated with the development and building of the Calama casino of Latin Gaming Investment Chile S.A. from mid-2008 until May, 2009. Prior to this time, Mr. Sejas worked for Magna Chile, Ltda on the development of the Plaza Sol del Loa shopping center and hotel complex from the planning stages in mid-2006 to completion in mid-2008. Prior to that, from June to December, 2006, he was a field and planning engineer at Northern Chile Ltda. From January to May, 2006, Mr. Sejas worked at Geominco as a project site coordinator in central Chile. In 2005, Mr. Sejas worked as a structural engineer in the construction of a portion of Santiago’s subway system. Mr. Sejas received a degree in civil engineering from the Universidad de Chile in 2005. He is the nephew of Mr. Orellana.

Jose Luis Munoz Aviles. Mr. Aviles became our Chief Financial Officer upon closing of the reverse acquisition of Minera on May 12, 2010. He has served as the Chief Financial Officer of Minera since early 2009. Mr. Aviles has over 27 years of experience in finance and accounting across a number of sectors in Chile. Prior to joining Minera, he worked as an independent tax consultant and external accountant under an arrangement with Surlatina Auditores Ltda, affiliated with Grant Thornton International, since 2002. From 1987 to 2002, he was Controller and Director of Finance at American Express Bank Ltda in Santiago, where he was responsible for the financial performance of the Chilean operations. Prior to that, he worked as an external auditor at Langton Clarke & Co., a public accounting firm, and as an auditor at Minera Disputada de Las Condes. Mr. Aviles holds a undergraduate degree in public auditing and completed graduate work in taxation at the Universidad de Santiago, as well as taking additional training in derivative products and treasury operations at the American Express U.K. unit.

J. Christopher McLean. Mr. McLean became our Executive Vice President of Finance upon closing of the reverse acquisition of Minera on May 12, 2010 and will become a director on the Effective Date. From 2007 through 2009, Mr. McLean served as Head of Capital Markets and Investment Banking at Wolverton Securities Ltd., a resource focused Canadian securities dealer. From 2004 through 2007, Mr. McLean served as Vice-President of International Opportunities at Research Capital Corporation, and was responsible for banking activities in Europe and the Middle East. Currently, Mr. McLean is the President of Stonechair Capital, a capital markets consultancy firm, and the Chief Financial Officer of Kristina Capital Corporation (TSXV:KCA), an oil and gas exploration company.

Jorge Fernando Pizarro Arriagada. Mr. Pizarro will become a director on the Effective Date. Mr. Pizarro has over twenty years experience working in the mining industry in Chile, specifically in development phases of mining operations. Prior to co-founding Minera in January 2008, he worked for Codelco from 1991 to 2007. In 1996, Mr. Pizarro was transferred into corporate management at Codelco, becoming responsible for exploration and reserves certification. During this period, Mr. Pizarro had oversight responsibility for the discovery and certification of copper reserves in excess of 400 million metric tons, including a major new deposit (Gaby Reserves) within the Chuquicamata site, extending the life of the mining complex by several decades. Mr. Pizarro received a degree in Geology from the Universidad de Chile in Santiago in 1984.

Iván Orlando Vergara Huerta. Mr. Vergara will become a director on the Effective Date. Mr. Vergara was a co-founder of Minera in January 2008, and is currently the Chief of Surgery for the largest hospital in the city of Antofagasta in northern Chile. As part of his duties Mr. Vergara is part of the hospital’s executive committee and is familiar with both the budgeting process and the analysis of the hospital’s financial results. He has held this position since 1996 and has been part of the executive team which presided over the significant expansion of the hospital's facilities.

Gerald Pascale. Mr. Pascale will become a director on the Effective Date. Mr. Pascal is also the President and Founder of SC Financial, LLC, which specializes in advising both US and international clients on valuation, financial modeling and the responsibilities of publicly traded US companies. For the three year prior to founding SC Financial, LLC in 2007, Mr. Pascale was responsible for managing the affairs of clients of Heritage Management Consultants. In this role he specialized in providing finance and SEC support throughout the entire process of listing in the US. This role included developing business plans, reviewing financial statement preparation, preparing financial projections and budgets and preparing and making presentations to US investors. Mr. Pascale has an MBA from the University of Chicago. Mr. Pascale has been a Certified Public Accountant since 1993.

Pierre Galoppi. Mr. Galoppi has been our Chairmen, President, Chief Financial Officer and Secretary since November 18, 2008. On May 12, 2010, Mr. Galoppi resigned from all offices he held with us in connection with our reverse acquisition of Minera. On the same date, Mr. Galoppi submitted his resignation as a member of our board of directors, which will become effective on the Effective Date. From 1992 to 1994, Mr. Galoppi was the founder and managing director of Automated Travel Enterprises. Additionally, he served as the Chief Operating Officer and Chief Financial Officer of Gulfstream International Airlines from 1994 to 2000. In 2001, Mr. Galoppi founded PWG Trading Corporation and served as the president until 2006. Since then, Mr. Galoppi has worked as the founder and president of 1st PMG Capital Corporation, a company dedicated to providing consulting services in the areas of regional aviation and financial services. Mr. Galoppi graduated from Concordia University in Montreal, Canada. He holds both a Bachelors Degree in commerce and a Masters of Business Administration.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

Other than noted above, there are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the our fiscal year ended March 31, 2009, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  On May 12, 2010, we completed a reverse acquisition transaction through a share exchange with Minera and the owners of all issued and outstanding capital stock of Minera, including Minera’s co-founders, Jorge Osvaldo Orellana Orellana and Jorge Fernando Pizarro Arriagada. Pursuant to the reverse acquisition, we acquired 99.9% of the outstanding capital stock of Minera in exchange for 6,000,000 shares of our common stock, par value $0.001. As a result of this transaction, Minera became our subsidiary and Messrs. Orellana and Pizarro became the beneficial owners of approximately 41.52% and 17.75%, respectively, of our outstanding capital stock.

  Halter Financial Group, L.P. ("HFG") provided certain advisory services to us in connection with the reverse acquisition of Minera and a private placement transaction that we completed concurrently therewith. Pursuant to an advisory agreement that Minera entered into with HFG on April 16, 2009, HFG agreed to (a) advise Minera with regard to its desire to effect a combination transaction with a U.S. domiciled public shell corporation, (b) help Minera identify suitable investment bank(s) to act as placement agent for its contemplated private placement transactions and (c) counsel management on matters related to the operating a U.S. domiciled public company. Under the terms of the advisory agreement, HFG was entitled to receive a cash payment of $450,000 at the closing of the reverse acquisition of Minera. In lieu of such cash payment, HFG agreed to accept a cash payment of $260,000 and a promissory note issued by us in the principal amount of $190,000 that accrues simple annual interest at a rate of 3%. The note is due and payable on the sooner of the closing of our next equity financing (including the receipt of additional funds by the Company from any subsequent closing of the May 12 private placement) or the 180th day following the date of its issuance. In addition, at any time that the note remains outstanding, it may be converted at HFG’s option into shares of our common stock at a conversion price of $2.78. At the closing, HFG was also issued a "make good" warrant, to purchase up to 985,104 shares of our common stock. The four principals and sole equity holders of HFG, Timothy Halter, David Brigante, Marat Rosenberg and George Diamond, are also the beneficial equity holders of HFI, which owned approximately 20.5% of our outstanding common stock prior to our reverse acquisition of Minera and currently owns approximately 10.5% of our outstanding common stock following our reverse acquisition of Minera and the private placement transaction.

  Halter Financial Securities, Inc. ("HFS") acted as placement agent in connection with the private placement transaction. As compensation for its services, HFS received a cash fee of $522,805.86, representing 9% of the gross proceeds received from the private placement, and a warrant to purchase up to 188,063 shares of our common stock, representing 9% of number of shares issued to the investors in the private placement. Timothy Halter, David Brigante, Marat Rosenberg and George Diamond, the beneficial equity holders of HFI, are also the sole equity holders of HFS. However, none of such equity holders is an employee, member of the board of directors or similar governing body, or member of the management team of HFS.

  On July 1, 2008, Minera entered into an agreement with Contratista en Geologia, Mineria y Construccion Jorge Orellana E.I.R.L. (“Geominco”), a Chilean company wholly-owned by Mr. Orellana. Pursuant to this agreement, we retained Geominco to perform certain construction, remediation and administrative services in relation to our properties located in Matancilla and Salamanca. Payment for services performed under the agreement are pursuant to monthly invoices submitted by Geominco which are payable by us within 30 days. It is estimated in the agreement that the total fees due to Geominco under the agreement will be 717,710,244 Pesos (approximately $1.55 million). All amounts payable pursuant to this agreement were forgiven in connection with our reverse acquisition transaction described above.

  On September 11, 2008, Minera issued a promissory note to Geominco in exchange for a loan of 200,000,000 Pesos (approximately $431,800). The promissory note does not bear interest, and is payable on demand. All amounts payable pursuant to this loan were forgiven in connection with our reverse acquisition transaction described above.

  On December 30, 2008, Minera issued a second promissory note to Geominco in exchange for a loan of 100,000,000 Pesos (approximately $215,900). The promissory note does not bear interest and is payable on demand. All amounts payable pursuant to this loan were forgiven in connection with our reverse acquisition transaction described above.

  On July 31, 2009, Minera issued a third promissory note to Geominco in exchange for a loan of 250,000,000 Pesos (approximately $492,998). The promissory note does not bear interest and is payable on demand. The entire amount of the loan remained outstanding as of May 13, 2010.

  On December 31, 2009, Minera issued a fourth promissory note to Geominco in exchange for a loan of 554,200,000 Pesos (approximately $1,092,881). The promissory note does not bear interest and is payable on demand. The entire amount of the loan remained outstanding as of May 13, 2010.

  From time to time, Minera has borrowed funds from its shareholders, directors and officers. As of December 31, 2009, Minera had borrowed 200,000,000 Pesos (approximately $394,000) from Iván Orlando Vergara Huerta, a shareholder, 231,000,000 Pesos (approximately $455,532) from Jorge Fernando Pizarro Arriagada, a shareholder, and 6,320,000 Pesos (approximately $12,463) from Alain Orellana Sejas, its Chief Operating Officer. These amounts do not bear interest and are payable on demand. The loan from Alain Orellana Sejas was repaid in connection with our reverse acquisition transaction described above. The entire amount of the other loans remained outstanding as of May 13, 2010.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended March 31, 2010, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended March 31, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Jorge Osvaldo Orellana Orellana’s experience and tenure of having been the co-founder of Minera in January, 2008, and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended March 31, 2010 and 2009

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Jorge Osvaldo Orellana Orellana, Chairman, CEO and President (1)	2010	-	-	-	-
	2009	-	-	-	-
Pierre Galoppi, Director and Former President and CFO (2)	2010	-	-	-	-
	2009	-	-	-	-

(1)

On May 12, 2010, we acquired Minera in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Orellana became our Chairman, Chief Executive Officer and President. Prior to the effective date of the reverse acquisition, Mr. Orellana co-founded Minera and served as its chief executive officer. The annual, long term and other compensation shown in this table includes the amount Mr. Orellana received from Minera prior to the consummation of the reverse acquisition.

(2)	Mr. Pierre Galoppi resigned from all offices he held with us upon the closing of the reverse acquisition of Minera on May 12, 2010. Mr. Galoppi is our director until the Effective Date.

Employment Agreements

While we are in the process of preparing employment agreements with our executive officers, no such agreements have presently been executed.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended March 31, 2010.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the fiscal year ended March 31, 2010.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Latin America Ventures, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2010

LATIN AMERICA VENTURES, INC.

By:	/s/ Jorge Osvaldo Orellana Orellana
Jorge Osvaldo Orellana Orellana
Chief Executive Officer